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                                                                    Page 1 of 6


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                  CONN'S, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  208242 10 7
                                 (CUSIP Number)

                                JANUARY 31, 2005
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 208242 10 7                                               Page 2 of 6


1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only).

         Thomas J. Frank, Sr.
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
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3.       SEC Use Only

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4.       Citizenship or Place of Organization

         United States
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                   5.       Sole Voting Power
                            1,201,452(1)
  NUMBER OF        ------------------------------------------------------------
   SHARES          6.       Shared Voting Power
BENEFICIALLY                0
  OWNED BY         ------------------------------------------------------------
    EACH           7.       Sole Dispositive Power
  REPORTING                 1,201,452(1)
   PERSON          ------------------------------------------------------------
    WITH           8.       Shared Dispositive Power
                            0
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,201,452(1)
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                                 [ ]

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11.      Percent of Class Represented by Amount in Row 9

         5.2%(2)
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12.      Type of Reporting Person (See Instructions)

         IN
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(1)      Includes (a) 460,143 shares of common stock held by the TJF Retained
Annuity Trust #2, of which Mr. Frank is the sole trustee, (b) 11,300 shares of common stock that may be acquired upon the exercise of options that currently are exercisable or will become exercisable within the next 60 days and (c) 28,500 shares held by the Thomas Joseph Frank Foundation of which Mr. Frank is the sole member, holding 100% of the issued and outstanding membership interests, the President and one of three directors. Mr. Frank disclaims beneficial ownership of the shares held by the foundation.


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CUSIP No. 208242 10 7                                               Page 3 of 6


(2) Based on a total of 23,219,503 shares of common stock comprised of (a) 23,208,203 shares of common stock outstanding as of November 30, 2004 as reported in the most recent Conn's, Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2004 and (b) 11,300 shares of common stock that are subject to stock options that are either currently exercisable or exercisable within 60 days that are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by Mr. Frank.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 208242 10 7                                               Page 4 of 6


ITEM 1(A).    NAME OF ISSUER:

              Conn's, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              3295 College Street, Beaumont, Texas 77701

ITEM 2(A).    NAME OF PERSON FILING:

              Thomas J. Frank, Sr.

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              3295 College Street, Beaumont, Texas 77701

ITEM 2(C).    CITIZENSHIP:

              United States

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Common Stock, $0.01 par value per share

ITEM 2(E).    CUSIP NUMBER:

              208242 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable


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CUSIP No. 208242 10 7                                               Page 5 of 6


ITEM 4.       OWNERSHIP

              (a)       Amount beneficially owned: 1,201,452(1)

              (b)       Percent of class: 5.2%(2)

              (c)       Number of shares as to which the person has:

                        (i)         Sole power to vote or to direct the vote:
                                    1,201,452(1)

                        (ii)        Shared power to vote or to direct the vote:
                                    0

                        (iii) Sole power to dispose or to direct the disposition of: 1,201,452(1)

                        (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not Applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

              Not Applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not Applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not Applicable

ITEM 10.      CERTIFICATIONS

              Not Applicable


---------
(1) Includes (a) 460,143 shares of common stock held by the TJF Retained Annuity Trust #2, of which Mr. Frank is the sole trustee, (b) 11,300 shares of common stock that may be acquired upon the exercise of options that currently are exercisable or will become exercisable within the next 60 days and (c) 28,500 shares held by the Thomas Joseph Frank Foundation of which Mr. Frank is the sole member, holding 100% of the issued and outstanding membership interests, the President and one of three directors. Mr. Frank disclaims beneficial ownership of the shares held by the foundation.

(2) Based on a total of 23,219,503 shares of common stock comprised of (a) 23,208,203 shares of common stock outstanding as of November 30, 2004 as reported in the most recent Conn's, Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2004 and (b) 11,300 shares of common stock that are subject to stock options that are either currently exercisable or exercisable within 60 days that are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by Mr. Frank.


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CUSIP No. 208242 10 7                                               Page 6 of 6


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 2005

                                        /s/ Thomas J. Frank, Sr.
                                        ---------------------------------------
                                        Thomas J. Frank, Sr.